espernet.com, inc.
                              383 West 12th Street
                               New York, NY 10014
                                Tel: 212-989-4706
                                Fax: 212-989-4717


                                               January 13, 2000


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C.  20549
Attention:  Ms. Kathleen Krebs

          Re:  espernet.com, inc.
               Registration Statement on Form S-1
               File No. 333-88153

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, espernet.com, inc. hereby respectfully requests the withdrawal of the Registration Statement on Form S-1 of espernet.com, inc., File No. 333-88153 (the "Registration Statement").

     The reason for the requested withdrawal of the Registration Statement is that the public offering of common stock contemplated in the Registration Statement has been terminated because of adverse market conditions.

     Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statement, please return a dated copy of the order granting such withdrawal to the undersigned.

                                               Very truly yours,

                                               espernet.com, inc.


                                               By:   /s/ Martin D. Prazak
                                                     Martin D. Prazak
                                                     President and Chief
                                                     Executive Officer